UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number  0-17937
                                                                       _________

                        Pinnacle Financial Services, Inc.
________________________________________________________________________________
             (Exact name of registrant as specified in its charter)


                 830 Pleasant Street, St. Joseph, Michigan 49085
________________________________________________________________________________
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common stock, no par value per share
________________________________________________________________________________
            (Title of each class of securities covered by this Form)

                                      None
________________________________________________________________________________
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(i)          [X]
     Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)         [ ]
     Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)          [ ]
     Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)         [ ]
                                        Rule 15d-6                   [ ]

     Approximate number of holders of record as of the certification or notice date: None
      ________________

      Pursuant to the requirements of the Securities Exchange Act of 1934 CNB Bancshares, Inc., as successor in interest to Pinnacle Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: April 20, 1998           By: /s/ James J. Giancola
                                   _____________________________________________

                                   James J. Giancola, President and Chief
                                   Executive Officer*

* Pinnacle Financial Services, Inc. merged with and into CNB Bancshares, Inc. on April 17, 1998. Pursuant to Rule 12g-4(b) under the Securities Exchange Act of 1934, as amended, this certification/notice is filed by CNB Bancshares, Inc. as successor issuer.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.